1 | © 2015 Infinera
Infinera To Acquire Transmode
Establishes an End-to-End Portfolio
Investor Briefing
April 2015
Filed by Infinera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Transmode AB
(Commission File No. 001-33486)

2 | © 2015 Infinera
This presentation contains "forward-looking" statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-
looking, including, but not limited to, any projections of financial information; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations;
any statements of expectation or belief regarding future events, potential markets or market size, technology developments, or enforceability of our intellectual property rights; and any statements of assumptions underlying any of the items mentioned.
These statements are based on estimates and information available to us at the time of this presentation and are not guarantees of future performance. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90% of Transmode’s outstanding shares, that any other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined company will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; and the risk that disruption caused by the combined company would make it difficult to maintain certain strategic relationships. These risks and uncertainties also include those risks and uncertainties discussed in the offer document to be filed with the Swedish
Financial Supervisory Authority and in the Registration Statement on Form S-4 to be filed with the SEC, those risks and uncertainties identified under the heading “Risk Factors” in the Infinera Annual Report on Form 10-K for the year ended
December 27, 2014, filed with the SEC, and those risks and uncertainties identified in any subsequent reports filed with the SEC by Infinera. Our SEC filings are available on our website at www.infinera.com and the SEC’s website at www.sec.gov.  We assume
no obligation to, and do not currently intend to, update any such forward-looking statements.
Safe Harbor

3 | © 2015 Infinera About Infinera

4 | © 2015 Infinera
Who is Infinera?
Innovator & Long Haul DWDM Leader
• Founded 2001, IPO as “INFN” 2007
• Uses unique Photonic Integrated Circuits (PICs)
• DWDM platforms, Intelligent Transport
Networks
• 400+ Patents Filed/Granted
• #1 Optical company rated by Infonetics 2014
Global
•
~1,500 employees
• Headquarters Sunnyvale, CA, USA
• Global presence

Infinera’s Journey
•
2005: Shipped 10G PIC-based DTN, Rapidly reaches $100M
•
2008: #1 market share in NA LH, #3 WW LH
•
2007: 10G wave market leader (48%), completed IPO
•
2010: Decided to leapfrog 40G, focus on 100G
•
2001: Infinera founded, promised to do the impossible: PICs
•
2014: #1 in 100G WDM, ex China
•
2012: Shipped 100G PIC-based DTN-X
•
2004: Introduced industry’s first large scale PIC
•
2014: Introduced Cloud Xpress for Metro Cloud
5 | © 2015 Infinera

Telefonica
bics
Rostelecom
CenturyLink
vodafone
colt
Designing The Future
KDDI
COX
TeliaSonera
RELIANCE
Globalcom
TELSTRA
Level(3)
T
NTT Communications
TELECOM
ITALIA
XO
interoute
PACNET
EQUINIX

infinera

•
Leader in Intelligent Transport Network™ solutions
•
140 customers in 73 countries; 59 DTN-X customers
•
Diversified customer base across multiple verticals
- 17 Tier 1s globally - 3 of top 4 Internet Content Providers
- 4 of top 5 NA Cable/MSOs - Multiple top wholesaler and Enterprise Carriers
Infinera Today
6 | © 2015 Infinera

7 | © 2015 Infinera Infinera Uniquely Delivers Massive Scale Moore’s Law-like for Optical Competitors Industry’s only 500G large scale Photonic Integrated Circuit

8 | © 2015 Infinera
PICs Leveraged for Disruptive Systems
Intelligent Transport Network
Converge Layers, Network Automation
Own Key Technologies & Processes
400+ patents filed/granted
Purpose-Built Systems
Switching
ASICs
Intelligent
Software
Photonic Integrated Circuits
500G Super-Channels
DTN-X DTN Cloud Xpress

9 | © 2015 Infinera
Infinera – Financial Performance
Source: Infinera Financial Reporting
*Wall Street consensus
**Dell’Oro Group 3Q 2014 Optical Transport Report
*** Figures are Non-GAAP
2 Years 20+% growth
Increasingly Profitable***
2014 Gross Margin = 44.0%
Q4-14 = 46.1%
2014 Operating Margin = 8.3%
Q4-14 = 11.0%
Strong Balance Sheet
Nearly $250 million net cash
2014 Cash Flow from Operations =
$36 million
$668
FY14
2014 vs 2013
23% YoY Growth
vs. Market** @11%
Revenue
$785e*
FY15e
FY11 FY12 FY13
$405
$438
$544

10 | © 2015 Infinera Outpacing Other SP Networking Players Source: Company public financial records >2X Rev Growth Rate 82% 33% DTN-X Ships

11 | © 2015 Infinera
Margin Growth Opportunity
$
$
$
Margin Drivers
Expanding Markets Drive Margin Growth
Vertical integration Footprint vs fill Instant bandwidth Deal discipline
Long-Haul
$
$
Cloud
Xpress
$
Metro
Aggregation
$
$
$
$
$
$
Infinera PIC Fab

12 | © 2015 Infinera Deal Overview

13 | © 2015 Infinera
Market Inflections
Transport Becoming Strategic
• Networks Simplifying to New
Model of Cloud Services and
Intelligent Transport
Vision: Enable An Infinite Pool of Intelligent Bandwidth
100G
Long Haul
2012
100G
Metro Cloud
2014
100G Metro
Aggregation
2016
Poised to take off
• Scalable Optics and Integrated
Packet-Optical Key for
Simplification
Accelerated 100G
uptake & 40G decline
6-9 month
lead

14 | © 2015 Infinera
Multi Market Strategy – Horizontal Expansion
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
3. Penetrate
Cloud
2. Seize
LH Core
1. Grow
$15.3B (2019) – Transport Market
Source: Infonetics Q4 2014 Market Forecast

15 | © 2015 Infinera
Building the End-to-End Portfolio
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
Cloud
LH Core
Cloud Xpress
Sliceable Photonics
ePIC-500
oPIC-100
DTN-X
XTC4/10
XTC4
Opportunity to Accelerate into Metro Aggregation

16 | © 2015 Infinera Outstanding Strategic Fit Source: Q4 2014 INFN: Non-GAAP, TRMO: IFRS; Infonetics 2014, Dell’Oro 2014

17 | © 2015 Infinera
Complementary Product Set
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
Cloud
LH Core
TG-Series
CPE
Sliceable Photonics
ePIC-500
oPIC-100
DTN-X
XTC4/10
Cloud Xpress
Rich Eth.
Biz Service
Storage
Networks
FTTx/PON
Triple Play
xDSL
Triple Play
CATV/MSO
Triple Play
Mobile Back/
Fronthaul
XTC4
SDN Control
TM-Series

18 | © 2015 Infinera
Complementary Customer Base
#1 100G WDM WW ex-China
Leader in ICP, NA Cable, Wholesale & Ent.
First mover in Metro Cloud for ICPs
#1 Packet-Optical EMEA
Strength in cable, wireless back/front
haul, Ethernet services
Leverage Strengths, Cross-Sell
Source: Infonetics 2014, Dell’Oro 2014

19 | © 2015 Infinera
Product
Mix
Geographic
Mix
Complementary Market Offerings
2014
Metro 2%
Long-Haul
98%
Metro 100%
Americas
76%
APAC 4%
EMEA
20%
Americas
14%
APAC 4%
EMEA
82%
Combined
Entity
Metro
~18%
Americas
68%
EMEA
28%
APAC 4%

20 | © 2015 Infinera Infinera + Transmode enter Top 5 in WDM Source: Dell’Oro Optical Report Jan 2015 Cross-selling and revenue synergies create opportunity to go higher

21 | © 2015 Infinera
Expected Accretive in 2016
$M
Synergistic Financials
•
TAM expansion
•
Revenue growth
• Complementary customer base
• Complementary product & market
• End-to-End portfolio
•
High Gross Margins
• Shared culture of deal discipline
• Volume synergies
• Leverage technologies across portfolio
•
Increased R&D Pool
• More leveraged investments
$913
2015E is Financial Analyst Consensus
TRMO: IFRS statements
1 USD = 7.78 SEK (Dec 2014), 8.5 SEK (Mar 2015)

22 | © 2015 Infinera
Benchmarking Financial Performance
Source: Public financial statements, Weighted average
for INFN+TRMO, ALU = Entire business
YoY Revenue Growth, %
2014
20
10
0
-10
50 40 30
Gross Margin, %
2014
INFN +
TRMO
Ciena
ALU
Cyan
MRV
Adva

23 | © 2015 Infinera
Compatible Philosophies
•
Play to Win
•
Customer First
•
Top-rated for Services and Support
•
Product Excellence
•
#1 100G WDM Worldwide, ex-China
•
#1 Packet-Optical EMEA
•
Profitability
•
Market leading Operating & Gross Margins
Source: Infonetics 2014, Dell’Oro 2014
Culture + Talent + Business + Technology

24 | © 2015 Infinera
A Transaction Good for All Stakeholders
Investors
•
Allows combined company to address $15.3B DWDM TAM (2019)
•
Combines two of the most profitable companies in the industry
•
Expected accretive to non-GAAP EPS in 2016; neutral to slightly dilutive 2H’15
Customers
•
Combined company would be able to deliver an End-to-End product portfolio
•
Shared culture of customer first, strong technology and product excellence
•
Scale of combined company would allow for further investment in technologies to allow continued differentiation
Employees
•
Ability to market and sell an End-to-End portfolio of products to address customers’ needs
•
Ability to develop compelling solutions with strong combined knowledge base
Source: Infonetics 2014

25 | © 2015 Infinera
Infinera + Transmode
•
Full Metro
portfolio accelerates 100G metro share
•
End-to-End portfolio, $15B market*
•
Complementary customers
and geographies
•
Expected non-GAAP EPS accretive in 2016
•
Common philosophy of profitable growth has led to
strong financial results
•
Shared culture and talent driving product excellence
•
Technology leadership for Packet-Optical & Metro
vision acceleration
*Source: Infonetics Q4 2014 Market Forecast for 2019
Culture
Financials
Technology
Customers

26 | © 2015 Infinera
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The exchange offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the exchange offer for shares of Transmode described in this communication has not commenced.
In connection with the proposed combination of Infinera and Transmode, Infinera will file an offer document with the Swedish
Financial Supervisory Authority and a prospectus and a Registration Statement on Form S-4 with the SEC.
Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.
Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed or furnished, as applicable, with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the
documents and materials filed with the SEC by Infinera will also be available free of charge on Infinera’s website at
www.infinera.com under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website. More information about the exchange offer, including the formal announcement of the offer and the offer document to be filed with and approved by the Swedish Financial Supervisory Authority, can be found on www.infinera.se.
Disclaimer

27 | © 2015 Infinera Thank You www.infinera.com